                                    JONES DAY
           NORTH POINT 901 LAKESIDE AVENUE CLEVELAND, OHIO 44114-1196
                TELEPHONE (216) 586-3939 FACSIMILE (216) 579-0212


                                  May 10, 2005


VIA EDGAR

Pamela A. Long
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:  PARK-OHIO INDUSTRIES, INC.
     REGISTRATION STATEMENT ON FORM S-4
     FILED MARCH 30, 2005
     FILE NUMBER 333-123665

Dear Ms. Long:

     We are submitting this letter in connection with Amendment No. 1 to the above-mentioned registration statement of Park-Ohio Industries, Inc. (the "Company") and the Company's letter, dated May 10, 2005, which responds to the Securities and Exchange Commission's (the "Commission") letter to the Company, dated April 28, 2005. The Commission's letter to the Company included comments by the staff of the Commission with respect to the above-mentioned registration statement of the Company and the Form 10-K for the year ended December 31, 2004 of Park-Ohio Holdings Corp.

     In response to Comment #33 in the Commission's letter, we hereby concur with the staff's understanding that we are opining on all applicable statutory provisions of Delaware, Illinois and Pennsylvania corporate law and Ohio corporate and limited liability company law, including the rules and regulations underlying those provisions, and the applicable judicial and regulatory determinations. In addition, we supplementally advise the staff that we have revised our opinion, which is attached as Exhibit 5.1 to Amendment No. 1 to the above-mentioned registration statement, to include opinions under Delaware corporate law and Ohio limited liability company law.

     Please feel free to contact Christopher Kelly of Jones Day at (216) 586-3939 if you have any further questions. Thank you for your attention to this matter.

                                              Very truly yours,




                                              /s/ Jones Day